Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 to be filed on or about November 13, 2006) and related Prospectus of Quantum Fuel Systems Technologies Worldwide, Inc. for the registration of 10,701,220 shares of its common stock and to the incorporation by reference therein of our report dated June 22, 2005 (except for the 9th paragraph of Note 1, as to which the date is June 13, 2006), with respect to the consolidated financial statements and schedule of Quantum Fuel Systems Technologies Worldwide, Inc. included in its Annual Report (Form 10-K for the year ended April 30, 2006) as of April 30, 2005 and for each of the two years then ended, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

November 7, 2006